Exhibit 99.1

Vivendi Voluntarily Delists from NYSE and Terminates
ADR Program
Group Maintains Listing on Euronext Paris (Eurolist)
PARIS – August 3, 2006 – Vivendi announced today that, as anticipated in press releases issued on January 17 and April 20, 2006, the Group has terminated its deposit agreement with The Bank of New York (BONY) relating to its American Depositary Receipts (ADRs). The deposit agreement was terminated as of 5:00 p.m. (EST) on August 3, 2006. As a result, August 3rd was the last trading day for Vivendi American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE) and the ADSs will be delisted from the NYSE.
Holders of ADRs can exchange their receipts for underlying Vivendi ordinary shares until August 28, 2006, by surrendering their ADRs to BONY. After August 28th, the Vivendi ordinary shares representing any outstanding ADRs will be sold by BONY and the net proceeds from those sales will be held on the ADR holders’ behalf as set forth in the deposit agreement.
As also previously announced, Vivendi will seek to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934 (Exchange Act). It will maintain the listing of its ordinary shares on the Eurolist of Euronext Paris.
Vivendi will continue to comply with its obligations under the Exchange Act until such time as its registration is terminated. Thereafter, Vivendi will continue to provide a high standard of corporate governance, information and disclosure for all investors, including those in the U.S.
Important disclaimer:
This document contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that: Vivendi will not succeed in terminating its registration under the U.S. Securities Exchange Act of 1934, as well as the risks described in the documents Vivendi has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi. Vivendi does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

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Media	Investor Relations

New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.1334

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 171 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 171 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 171 71 30 45

The Bank of New York
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